EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 26, 2009, relating to the consolidated financial statements and financial statement schedule of Kimberly-Clark Corporation and subsidiaries (the “Corporation”) (which report expresses an unqualified opinion on those consolidated financial statements and the related financial statement schedule and includes an explanatory paragraph regarding changes in the methods of accounting for fair value measurements on January 1, 2008, and uncertainties in income taxes on January 1, 2007) and the effectiveness of the Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Corporation for the year ended December 31, 2008.
/s/ Deloitte & Touche LLP
Dallas, Texas
December 21, 2009